Filed by VivoPower International PLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VivoPower International PLC

Commission File No. 001-37974

Date: September 5, 2024

Filed Pursuant to Rule 433

Registration No. 333-281065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 29, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Business Combination Agreement

On August 29, 2024, Cactus Acquisition Corp. 1 Limited, a Cayman Islands exempted company (“CCTS”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among (i) CCTS, (ii) VivoPower International PLC, a public limited company organized under the laws of England and Wales (“VivoPower”), (iii) Tembo e-LV B.V., a private company with limited liability incorporated under the laws of the Netherlands and a subsidiary of VivoPower (“Tembo”), (iv) Tembo Group B.V., a private company with limited liability incorporated under the laws of the Netherlands and a wholly-owned subsidiary of Tembo (“Holdco”), and (v) Tembo EUV Investment Corporation Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Holdco (“Merger Sub”).

Pursuant to the Business Combination Agreement, in connection with the Closing (as defined below), among other things, (i) each shareholder of Tembo (each, a “Company Shareholder”) will contribute and transfer each share of Tembo held by it to Holdco in exchange for ordinary shares of Holdco (the “Share Exchange”), (ii) immediately following the Share Exchange, the legal form of Holdco will be converted from a private company with limited liability to a public limited liability company (the “Holdco Reorganization”) and (iii) following the Holdco Reorganization, Merger Sub will merge with and into CCTS, with CCTS being the surviving company in the merger (the “Merger”) and, by virtue of the Merger, each outstanding security of CCTS immediately prior to the effective time of the Merger will convert into the right to receive a substantially equivalent security of Holdco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law (the transactions contemplated by the Business Combination Agreement, the “Transactions”). The consummation (the “Closing” and the date of the Closing, the “Closing Date”) of the Transactions is subject to customary closing conditions.

Consideration

Under the Business Combination Agreement, the consideration to be paid to the equity holders of Tembo is $838,000,000, and will be paid entirely in the form of newly issued ordinary shares of Holdco, with each share valued at $10.00.

Description of the Transactions

On the Closing Date, prior to the Merger and the Holdco Reorganization, each Company shareholder will effect the Share Exchange. After the Share Exchange and prior to the Merger, Holdco will effectuate the Holdco Reorganization whereby Holdco will change its legal form from a private company with limited liability to a public limited liability company. At the Closing and by virtue of the Merger, (a) each of the ordinary shares of CCTS that is issued and outstanding immediately prior to the Closing will be automatically cancelled and extinguished in exchange for into the right to receive one Holdco ordinary share, and (b) each issued and outstanding warrant of CCTS immediately prior to the Closing will automatically cease to represent a right to acquire a Class A ordinary share of CCTS and will automatically become a warrant to acquire a Holdco ordinary share.

Representations and Warranties

In the Business Combination Agreement, Tembo made certain customary representations and warranties, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) capitalization; (3) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (4) financial statements; (5) governmental approvals; (6) permits; (7) material contracts; (8) absence of certain changes; (9) business activities; (10) litigation; (11) compliance with applicable law; (12) employee plan; (13) environmental matters; (14) intellectual property; (15) labor matters; (16) insurance; (17) tax matters; (18) brokers; (19) real and personal property; (20) transaction with affiliates; (21) data privacy and security; (22) compliance with international trade & anti-corruption law; (23) information supplied; (24) investigation; (25) regulatory compliance; (26) Investment Company Act; (27) suppliers and customers; and (28) exclusivity of representations and warranties.

In the Business Combination Agreement, CCTS made certain customary representations and warranties, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) no brokers or finders; (5) information supplied; (6) capitalization; (7) the Securities and Exchange Commission (the “SEC”) filings; (8) trust account; (9) transactions with affiliates; (10) litigation; (11) compliance with applicable law; (12) business activities; (13) internal controls, listing, financial statements; (14) no undisclosed liabilities; (15) tax matters; (16) investigation, no other representation; (17) compliance with international trade & anti-corruption laws; and (18) exclusivity of representations and warranties.

None of the representations and warranties of the parties to the Business Combination Agreement will survive the Closing.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its reasonable best efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including but not limited to, covenants regarding: (1) the provision of access to their books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) public announcements; (4) efforts to prepare and file with the SEC a registration statement, which will include a proxy statement for CCTS’s shareholders in connection with the Transactions (the “Registration Statement/Proxy Statement”); (5) efforts to obtain required shareholder approval by CCTS; (6) efforts to obtain required shareholder approvals by Tembo, Holdco and Merger Sub; (7) efforts to cause securities of Holdco to be approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) upon the Closing; (8) indemnification of directors and officers and tail insurance; (9) provision of financial statements of Tembo; (10) intended tax treatment of the Share Exchange and Merger; and (11) compliance with EU securities regulation.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties (unless waived): (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of CCTS’ shareholders; (ii) obtaining material regulatory approvals; (iii) no law or order preventing or prohibiting the Transactions; (iv) after giving effect to the Transactions (including the completion of the redemption of the shareholders of CCTS), Holdco having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934) immediately after the Closing; provided, that the condition shall not be applicable to the extent that such requirement has been validly removed from the governing documents of CCTS prior to or in connection with the shareholders meeting of CCTS; (v) the effectiveness of the Registration Statement/Proxy Statement; (vi) appointment of the post-closing directors of Holdco; and (vii) Nasdaq initial listing requirements having been fulfilled.

In addition, unless waived by Tembo, the obligations of Tembo to consummate the Transactions are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of CCTS being true and correct on and as of the Closing (subject to CCTS Material Adverse Effect (as defined in the Business Combination Agreement)); (ii) CCTS having performed and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) receipt by Tembo of the agreement, document, instrument or certificate contemplated by this Agreement (the “Ancillary Documents”) duly executed and approved by the other parties thereto.

Unless waived by CCTS, the obligations of CCTS, to consummate the Transactions are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Tembo being true and correct on and as of the Closing (subject to Company Material Adverse Effect (as defined in the Business Combination Agreement)); (ii) Tembo having performed and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Company Material Adverse Effect since the date of the Business Combination Agreement; (iv) the Holdco Reorganization and Share Exchange being consummated, (v) the assignment of certain contracts from VivoPower to Tembo being completed, and (vi) receipt by CCTS of the Ancillary Documents duly executed and approved by the other parties thereto.

Termination

The Business Combination Agreement may be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of CCTS and Tembo; (ii) by either CCTS or Tembo if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by VivoPower for CCTS’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by CCTS for the uncured breach of the Business Combination Agreement by Tembo, such that the related Closing condition would not be met; (v) by either CCTS or Tembo if CCTS has duly held its shareholder meeting to approve the Business Combination Agreement and the Transactions, the shareholders of CCTS duly voted and such approval is not obtained; (vi) by either CCTS or Tembo, if the Transactions is not consummated on or prior to the earlier of (a) February 2, 2025 and (b) the date that is the last date for CCTS to consummate its initial business combination in accordance with CCTS’s governing documents, provided CCTS shall make reasonable efforts to amend its governing documents to extend such last date; and (vii) by CCTS, if certain financial statements of Tembo have not been delivered to CCTS on or before October 31, 2024.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate and no party to the Business Combination Agreement will have any further liability to any other party besides the confidentiality obligation thereto.

Trust Account Waiver

Tembo, Holdco and Merger Sub agreed that they and their representatives will not have any right, title, interest or claim of any kind in or to any monies in CCTS’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

A copy of the Business Combination Agreement is filed with this Current Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 6-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about CCTS, Tembo, Holdco, Merger Sub or VivoPower. In particular, the assertions embodied in representations and warranties by CCTS, Tembo, Holdco and Merger Sub contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about CCTS, Tembo, Holdco, Merger Sub or VivoPower. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in CCTS’, VivoPower’s or Holdco’s public disclosures.

Related Agreements and Documents

Company Support Agreement

Simultaneously with the execution of the Business Combination Agreement, CCTS, VivoPower, Tembo, Holdco, Merger Sub, and TAG INTL DMCC (“TAG”), a company incorporated under the laws of the United Arab Emirates, entered into a Shareholder and Investor Support Agreement (the “Company Support Agreement”). Pursuant to the Company Support Agreement, each of VivoPower and TAG agreed to (a) vote all shares of Tembo held or to be held by it in favor of the Business Combination Agreement and the Transaction and the other matters to be submitted to the Company Shareholders for approval in connection with the Transaction, (b) take certain other actions in support of the Business Combination Agreement and the Transaction, and (c) provide a power of attorney to vote such shares accordingly and to permit and direct Holdco to execute on behalf of such supporting shareholder a Dutch deed of issue to effect the Share Exchange with respect to the shares held by such supporting shareholder. The Company Support Agreements prevent transfers of the shares of Tembo held or to be held by VivoPower and TAG between the date of the Company Support Agreement and the earliest to occur of (i) the completion of the Share Exchange, (ii) the date and time the Business Combination Agreement is terminated in accordance with its terms, and (iii) upon mutual written agreement of the parties.

A copy of the Company Support Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Company Support Agreement is qualified in its entirety by reference thereto.

Investor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, CCTS, Holdco, Tembo, VivoPower, Cactus Healthcare Management LP (“Cactus Healthcare”) and ARWM Inc Pte Limited (“ARWM”), entered into an Investor Support Agreement (the “Investor Support Agreement”), pursuant to which, among other things, each of the investors agreed (a) to support the approval of the Business Combination Agreement and the approval of the Transactions, subject to certain customary conditions, (b) not to transfer any of their subject shares until the earlier of (i) six months after the Closing or (ii) the date on which Holdco consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Closing that results in all of Holdco’s shareholders having the right to exchange their Holdco ordinary shares for cash, securities or other property (the “Share Lock-up Period”), provided, however, that each investor may transfer up to 50% of the subject shares held by such investor during the Share Lock-up Period, if following the Closing, the last reported sale price of the Holdco ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, and (c) not to transfer any of their subject warrants or any shares issued or issuable upon the exercise of such warrants until thirty (30) days after the Closing. Cactus Healthcare and ARWM collectively hold approximately 59.0% of the total issued and outstanding ordinary shares of CCTS as of the signing date.

A copy of the Investor Support Agreement is filed as Exhibit 99.3 to this Current Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Investor Support Agreement is qualified in its entirety by reference thereto.

Form of Lock-Up Agreement

Prior to the Closing, certain Company Shareholders will enter into lock-up agreements (each, a “Lock-Up Agreement”), pursuant to which, among other things, such Company Shareholders will agree not to effect any sale or distribution of certain shares of the Holdco held by them during the period beginning on the Closing Date and ending on the date that is the earlier of (a) 183 days following the Closing, (b) the date upon which the last reported sale price of the Holdco ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing, and (c) subsequent to the Closing, the date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their Pubco Shares for cash, securities or other property, and on the terms and subject to the conditions therein.

A copy of the form of Lock-up Agreement is filed as Exhibit 99.4 to this Current Report on Form 6-K and is incorporated herein by reference, and the foregoing description of the Lock-up Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Prior to the Closing, Holdco, Cactus Healthcare, ARWM and certain Company Shareholders (collectively, the “IRA Shareholders”) will enter into a registration rights agreement, pursuant to which, among other things, each IRA Shareholder will be granted certain customary registration rights with respect to their respective Holdco ordinary shares, in each ease, on the terms and subject to the conditions therein.

Forward-Looking Statements

The information in this Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of CCTS, Tembo and Holdco (being Tembo Group B.V., a private company with limited liability incorporated under the laws of the Netherlands and a wholly owned subsidiary of Tembo) following the proposed Business Combination; changes in the market for Tembo’s products and services and expansion plans and opportunities; Tembo’s ability to successfully execute its expansion plans and business initiatives; ability for Tembo to raise funds to support its business; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of Holdco following the consummation of the proposed Business Combination; the projected technological developments of Tembo and its competitors; ability of Tembo to control costs associated with operations; the ability to manufacture efficiently at scale; anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Report on Form 6-K, and on the current expectations of VivoPower’s, Tembo’s and CCTS’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tembo, CCTS, VivoPower and Holdco. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the ability to obtain or maintain the listing of the Holdco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite numbers of shareholders and free-trading shares; costs related to the Business Combination; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information and other forecasts with respect to Tembo; Tembo’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implementing its growth strategy and satisfactory fulfillment of existing orders; Tembo’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its current and future product offerings; risks relating to Tembo’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, including order volume and fulfillment, loss of key customers or distribution relationships and deterioration in relationships between Tembo and its employees; Tembo’s ability to successfully collaborate with business partners; demand for Tembo’s current and future offerings; risks that orders that have been placed for Tembo’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that Tembo is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to Tembo’s products and services; risks that Holdco experiences difficulties managing its growth and expanding operations; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against Tembo, VivoPower, CCTS, Holdco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of Tembo to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by Tembo’s peers and competitors; and those risk factors discussed in documents of Holdco, VivoPower and CCTS filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of VivoPower, Tembo or CCTS presently know or that VivoPower, Tembo or CCTS currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VivoPower’s, Tembo’s or CCTS’s expectations, plans or forecasts of future events and views as of the date of this Report on Form 6-K. VivoPower, Tembo, CCTS and Holdco anticipate that subsequent events and developments will cause VivoPower’s, Tembo’s or CCTS’s assessments to change. However, while VivoPower, Tembo, CCTS and Holdco may elect to update these forward-looking statements at some point in the future, VivoPower, Tembo, CCTS and Holdco specifically disclaim any obligation to do so. Investors are referred to the most recent reports filed with the SEC by VivoPower and CCTS. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Holdco intends to file with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCTS and a prospectus of Holdco in connection with the proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCTS as of a record date to be established for voting on the proposed Business Combination. SHAREHOLDERS OF CCTS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH CCTS’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCTS, TEMBO, HOLDCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to CCTS at Cactus Acquisition Corp. 1 Ltd, 4B Cedar Brook Drive, Cranbury, NJ 08512, telephone: (609) 495-2222.

Participants in the Solicitation

CCTS, Tembo, VivoPower, Holdco and their respective directors and officers may be deemed participants in the solicitation of proxies of CCTS shareholders in connection with the proposed transaction. More detailed information regarding the directors and officers of CCTS is contained in CCTS’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 15, 2024, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCTS’s shareholders in connection with the proposed Business Combination and other matters to be voted upon at the meeting of CCTS’s shareholders will be set forth in the Registration Statement for the transaction when available.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Exhibit Index

Ex 99.1*	Business Combination Agreement, dated as of August 29, 2024, by and among Cactus Acquisition Corp. 1 Limited, Vivopower International PLC, Tembo e-LV B.V., Tembo Group B.V., and Tembo EUV Investment Corporation Limited.
Ex 99.2*	Company Shareholder and Investor Support Agreement, dated as of August 29, 2024, by and among VivoPower International PLC, TAG INTL DMCC, Tembo e-LV B.V., Tembo Group B.V., Tembo EUV Investment Corporation Limited, and Cactus Acquisition Corp. 1 Limited.
Ex 99.3*	Investor Support Agreement, dated as of August 29, 2024, by and among Cactus Acquisition Corp. 1 Limited, Tembo Group B.V., Tembo e-LV B.V., VivoPower International PLC and certain investors and shareholders of Cactus Acquisition Corp. 1 Limited.
Ex 99.4	Form of Lock-up Agreement
*Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 5, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman